UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For Semiannual Period Ended June 30, 2025

GLOBAL HEALTH SOLUTIONS INC.

dba Turn Therapeutics

(Exact name of issuer as specified in its charter)

Delaware	32-0456090
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

250 N. Westlake Blvd.
Westlake Village, CA	91362
(Full mailing address of principal executive offices)	(Zip Code)

(818) 564-4011
Issuer’s telephone number, including area code

INCORPORATION OF DOCUMENTS BY REFERENCE

Except to the extent that information is deemed furnished and not filed pursuant to securities laws and regulations, the following documents, which have been previously filed with the Commission, or are being filed with this semiannual report, are incorporated by reference into this semiannual report:

•	Our Annual Report on Form 1-K for the fiscal year ended December 31, 2024, filed with the Commission on June 27, 2025; and

•	Registration Statement filed with the Commission on Form S-1 and Form S-1/A on September 2, 2025 and September 16, 2025, respectively.

For purposes of this semiannual report, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this semiannual report.

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a pharmaceutical and medical device development company built around a proprietary platform technology designed to enhance drug performance. Our patented mixing process — commercially referred to as PermaFusion — enables stable suspension of polar, water-soluble APIs in oil-based carriers without the use of emulsifiers. This innovation reduces the quantity of required API inclusion by improving its bioavailability. Reduced API load reduces the likelihood of adverse events. Our proprietary platform has been validated across multiple FDA-cleared medical devices.

Our primary development programs focus on dermatological diseases, including moderate to severe eczema and onychomycosis. Our company’s origin is rooted in the personal journey of our founder, who developed a topical ointment to heal his own chronic, treatment-resistant wounds using the PermaFusion platform he developed. His initial formulation, now known as Hexagen, suspends certain antimicrobial/anti- inflammatory compounds in petrolatum without known cytotoxicity, irritation or sensitization. This formula has received three FDA clearances and has been utilized extensively in humans, which we believe demonstrates both technical proof of concept and meaningful therapeutic effects. The formula also has been demonstrated to provide anti-inflammatory immunological signaling (IL 36, IL 31, IL 4 inhibition), in-vivo nail penetration with fungal pathogen elimination, and other potential therapeutic benefits. These products are not presently on the market, and we are not currently generating revenue from these devices, as we focus on drug development of our core technology.

In addition to our dermatology and wound programs, we are exploring broader applications of our PermaFusion technology. In partnership with a leading global nonprofit organization, we are attempting to develop intranasal vaccines with sufficient thermostability to withstand distribution without deep-freeze. Our goal is to eliminate the need for frozen storage and, thus, enable deployment and delivery to low- resource settings that do not maintain suitable cold storage infrastructure required for administration of modern-day vaccines. Furthermore, if we are successful in this initial program, we believe there may be opportunities to develop additional vaccines in thermostable, intranasal form. By reducing cold-storage infrastructure requirements and therefore enabling standard shipping of such vaccines, we believe intranasal vaccines have the potential to enhance patient uptake by enabling immunization in a broader variety of settings including in clinic, hospital and home-health settings. We believe this initiative highlights our platform’s versatility and its potential to unlock new therapeutic categories beyond dermatology.

We have also completed preclinical, in-vivo xenograft studies for herpes zoster opthalmicus (shingles of the eye) and basal cell carcinoma. A mildly reformulated version of the Hexagen formula was employed for the ocular study and compared this reformulation with placebo as a topical ocular agent intended to reduce viral load of herpes zoster in an animal model. Results obtained showed an 85% reduction in viral load compared to placebo without adverse events. For the basal cell carcinoma xenograft study, the Hexagen formula was compared to both placebo and 5-Fluorouracil (standard of care topical chemotherapy) as a topical treatment intended to reduce basal cell tumor size. The Hexagen formula showed an approximate 29% comparative reduction in tumor size to the placebo and an approximate 20% comparative reduction in tumor size compared to 5-Fluorouracil. We believe these preclinical in-vivo studies suggest meaningful potential in these indications, which we may continue to explore at the conclusion of our lead drug programs. We believe such exploratory results further underscore the potential breadth of opportunity enabled by our platform.

We have incurred operating losses since inception, and we expect to continue to incur losses for the foreseeable future. Our net losses were approximately $1.57 million and $0.78 million for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, we had an accumulated deficit of approximately $20.76 million. We anticipate that our expenses and operating losses will increase substantially for the foreseeable future due to the increase in research and development costs for later-stage clinical trials.

Other than any potential revenue from medical device or intellectual property out-licensing arrangements, we will not generate revenue in the future from product sales unless and until we successfully initiate and complete additional clinical development programs and obtain regulatory approval for one or more additional drug candidates. As a result, we will need substantial additional funding to support our continuing drug development and operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity and debt financing and from other sources of capital, which may include collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, reduce or eliminate the development and commercialization of our products. As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of approximately $3.19 million and $0.9 million, respectively. We believe that our existing cash, cash equivalents and other short term investments will be sufficient to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “— Liquidity and Capital Resources”. Given the inherent expense associated with these activities, it is common for companies at our stage to incur significant losses associated with such product development. We expect to incur additional losses for the foreseeable future, and it is possible we may never achieve or maintain profitability. Our consolidated financial statements therefore express substantial doubt about our ability to continue as a going concern.”

Collaboration and License Agreements

MiMedx Agreement

In November 2022, we entered into the MiMedx Agreement wherein we granted MiMedx an exclusive, sublicensable license under certain of our intellectual property, technology and biomaterials, including as related to the FleX Product, to develop, manufacture and commercialize (i) the FleX Product in the Territory and (ii) certain other biological products worldwide, in each case, in the wound care, burn care and surgical care fields. We retain exclusive development and commercialization rights for the FleX Product outside the Territory with MiMedx having the right-of-first refusal. We are responsible for overseeing, monitoring and coordinating all regulatory actions, communications and filings with, and submissions to the FDA with respect to initial marketing approval.

We received a $1.0 million milestone payment upon the execution of the MiMedx Agreement and payments totaling $450.0 thousand as part of the letter of intent entered into with MiMedx in February 2022, as amended. The $450.0 thousand payments will be deducted from the next milestone payment that becomes due under the agreement.

In the event development and commercialization of the FleX Product in the Territory is successful, we are eligible to receive milestone payments of up to $69.55 million related specifically to the development and commercialization of the FleX Product (subject to a deduction for the $450.0 thousand already received) and $1.0 million for each additional product developed and commercialized under the agreement.

Subject to the terms and conditions of the MiMedx Agreement, MiMedx is required to pay a mid- single digit royalty of net sales on a quarterly basis. The MiMedx Agreement includes certain adjustments for third party royalties. If MiMedx reasonably believes it must obtain or maintain a third-party license to manufacture or commercialize the FleX Product or another licensed product, it may generally credit up to 50% of the total royalty payments it must pay the third-party licensee against royalties payable to us. We are eligible to receive royalty payments on a country by country basis for each product commercialized under the agreement, for a period beginning on the first commercial sale of the product and expiring ten years after launch of the product. We have determined that we have one combined performance obligation remaining under the MiMedx Agreement related to the development and commercialization of the FleX Product in the Territory, which primarily includes knowledge and bio-materials transfer to MiMedx, assisting and coordinating the regulatory approvals with the FDA and ongoing access and upkeep of intellectual property during the term of the MiMedx Agreement and related development and regulatory services. Therefore, the amounts received have been recorded as Deferred Revenue in the consolidated balance sheets. Development and commercialization milestones were not considered probable at inception and therefore were excluded from the initial transaction price. The royalties were excluded from the initial transaction price because they relate to a license of intellectual property and are subject to the royalty constraint.

We recognize revenue as the combined performance obligation is satisfied over time using an output method. Significant management judgment is required to determine the level of effort attributable to the performance obligation included in the MiMedx Agreement and the period over which we expect to complete our performance obligation under the arrangement. The performance period or measure of progress was estimated at the inception of the arrangement and is re-evaluated in subsequent reporting periods. This re- evaluation may shorten or lengthen the period over which we recognize revenue. Due to unpredictable outcomes and timelines of the FDA clearance process which cannot be reasonably estimated, we have deferred all revenues under the MiMedx Agreement and no revenue has been recognized during the years ended December 31, 2024 and 2023 and the aggregate amount of the transaction price allocated to the remaining performance obligation (deferred revenue) is $1.4 million, which will be recognized as revenue as our performance obligation is satisfied. See “Business — Marketing — MiMedx Agreement”for additional information regarding the MiMedx Agreement.

Components of Results of Operations

Operating Expenses

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related costs related to the corporate functions such as equity-based compensation, executive and internal administrative operations, third-party professional fees, travel expenses, insurance expenses and rental costs.

Following our direct listing on Nasdaq, we expect our general and administrative expenses to increase as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations and increased expenses for insurance, investor relations and professional services. We also expect to incur higher equity-based compensation as we operate as a public company.

Research and Development Expenses

Research and development expenses reflect our ongoing investments into expanding the applications of our flagship Hexagen formula and other drug candidates such as enhanced stability vaccine candidates, as well as in the development of medical devices utilizing our antimicrobial technologies. Our research and development costs also include expenses such as consulting costs, advisory costs, regulatory costs, information technology costs and overhead expenses.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to clinical programs associated with our product candidates, including but not limited to clinical trials. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time consuming, and the successful development of our candidates is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects, the costs of related clinical development costs or when and to what extent we will generate revenue from the commercialization of our products and drug candidates.

We expense research and development costs as incurred. Fluctuations in research and development expenses can be impacted by the timing and cadence of our clinical trials and preclinical studies.

Other Income

Other income includes interest income earned from cash held in savings accounts and our highly liquid investments in money markets.

Results of Operations

Six Months ended June 30, 2025 Compared to Six Months ended June 30, 2024

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2024:

For The Six Months Ended June 30,	2025	2024
Net Revenue	$—	$—
Cost Of Goods Sold	—	—
Gross Profit/(Loss)	—	—
Operating expenses
General and administrative	1,679,591	712,260
Research and development:
Eczema	26,177	82,907
Vaccine	45,760	—
Total operating expenses	1,751,528	795,167
Loss from operations	(1,751,528)	(795,167)
Other income:
Interest income	10,296	16,330
Other income	172,260	—
Total other income	182,556	16,330
Net Loss	$(1,568,972)	$(778,837)

We did not generate any revenue or incur any cost of goods sold during the six months ended June 30, 2025 and 2024, as we continued to focus on the research and development of our drug candidates and medical devices.

General and administrative expenses increased by $0.97 million from $0.7 million for the six months ended June 30, 2024 to $1.68 million for the six months ended June 30, 2025. The increase in operating expenses during 2025 primarily resulted from accruals for legal and advisory services fees in contemplation of our direct listing which amounted to approximately $0.75 million and an approximately $151.00 thousand increase in our audit fees when compared to six months period ended June 30, 2024.

Research and development expenses primarily include costs associated with clinical and non-clinical development programs. Research and development expenses decreased by approximately $10.97 thousand from $82.91 thousand for the six months ended June 30, 2024 to $71.94 thousand for the six months ended June 30, 2025. The decrease in research and development expenses related primarily to the conduct of our clinical trials.

Other income increased by $166.23 thousand, from $16.33 thousand for the six months ended June 30, 2024 to $182.56 thousand for the six months ended June 30, 2025. The increase was primarily due to a $120.96 thousand write-off of a historical outstanding balance to a vendor and $51.29 thousand discount received from another vendor against a historic outstanding invoice.

Liquidity and Capital Resources

Liquidity

As of June 30, 2025, we had $4.33 million in total assets, which included $3.19 million in cash and cash equivalents, $204.02 thousand in prepaid expenses and other current assets, $99.99 thousand in right of use assets, $828.77 thousand in intangible assets and $8.6 thousand in security deposit. Our intangible assets primarily include capitalized legal costs related to the registration of patents and trademarks.

As of June 30, 2025, we had total liabilities of $2.56 million, including, $1,017.35 thousand in current accounts payable and accrued expenses, $43.41 thousand in current portion of operating lease liability, $58.04 thousand in long term portion of lease liability and $1.44 million in deferred revenue. The deferred revenue as of June 30, 2025 is attributable to a license agreement for our FleX Product which has been deferred due to unpredictable outcomes and timelines of the FDA approval process which cannot be reasonably estimated. We will continue to defer the recognition of revenue until FDA approval is achieved or sufficient information is available to make a reasonable estimate on the outcome and timelines.

Based on our current operating plan, we estimate that our cash and cash equivalents as of June 30, 2025 will be sufficient to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2025. We have based this estimate on assumptions that may prove to be wrong, and could deplete our capital resources sooner than we currently expect. Our capital resources may not be sufficient to fund operations through at least the next 12 months from the date that the accompanying unaudited condensed interim financial statements as of June 30, 2025 are issued based on our expected cash needs, which raises substantial doubt about our ability to continue as a going concern. In 2025 and 2026, we currently anticipate that we will require up to approximately $18.0 to $20.0 million to complete our planned Phase 3 trials for eczema and onychomycosis, and approximately $1.5 million to $2.5 million for our vaccine program, which we expect to fund through accessing the capital markets, including with additional issuances of equity and/or equity-linked securities. Given the inherent expense associated with these activities, it is common for companies at our stage to incur significant losses associated with such product development. We expect to incur additional losses for the foreseeable future, and it is possible we may never achieve or maintain profitability. Our consolidated financial statements therefore express substantial doubt about our ability to continue as a going concern.”

We intend to fund the operations of the Company for the next 12 months from, as of June 30, 2025, the cash and cash equivalents available of approximately $3.19 million, $400.00 thousand in subscription receivable from our offering under Regulation D, $247.23 thousand in subscription receivable from our offering under Regulation A, and from new licensing deals for our FDA-cleared medical devices or any payments from our existing license for the FleX Product. We will not receive any proceeds from our direct listing. We also have up to $85.0 million available under a Share Purchase Agreement with GEM Global Yields, under which we may put certain shares of common stock to the investor including immediately following direct listing, subject to certain volume and price restrictions. Under the GEM Agreements, GEM agreed to purchase up to $85.0 million in shares of our common stock subject to certain conditions and limitations, including the registration of our common stock on a national securities exchange. Accordingly, we may put shares of our common stock to GEM under the GEM Agreements following our listing on Nasdaq.

We expect to incur significant additional costs in operating our business, including, but not limited to, research and development, general and administrative expenses and marketing and advertisement expenses, and intend to continue to fund our operations through additional equity financings in the future and entry into additional strategic collaboration and licensing arrangements. We may also engage in additional debt and/or equity financings as determined to be necessary to fund our operations and planned research and development activities.

Capital Resources

We have incurred operating losses and negative operating cash flows before financing activities since inception and have primarily relied on equity financing to fund our operations and may need to continue to raise additional capital to continue operations. We are subject to risk associated with our relatively early stage, including the need to develop, demonstrate and refine our products and services, produce successful results from clinical trials, expand our management and technical team, obtain commercial partners and ultimately achieve and sustain our profitability. Management believes that with its plans to carry out clinical trials and obtain additional financing, it will be able to maintain operations and continue research and development into the fourth quarter of 2025. Failure to generate sufficient revenue or obtain financing could have a material adverse effect on our financial condition. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

Off-Balance Sheet Obligations

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Contractual Obligations, Commitments and Contingencies

We enter into contracts in the normal course of business with CROs, contract manufacturing organizations (“CMOs”), academic institutions and other third parties for preclinical and clinical research studies, testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancelable by us upon prior written notice, although purchase orders for preclinical materials are generally noncancelable or have cancellation penalties. Payments due upon cancellation consist primarily of payments for services provided or expenses incurred, including noncancelable obligations from the Company’s service providers, up to the date of cancellation or upon the completion of a manufacturing run.

Leases

We have an operating lease for office space for our corporate headquarters with a maturity date set for August 2027. Monthly payments range from $4.1 thousand to $4.4 thousand. Rent expense is recorded on a straight-line basis over the lease term. As of June 30, 2025, our future remaining operating lease payments were $50.78 thousand within the next twelve months and $61.37 thousand for the remainder of the lease’s term.

ITEM 2: OTHER INFORMATION

N/A.

ITEM 3: FINANCIAL STATEMENTS

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,189,943	$872,599
Prepaid expenses and other current assets	204,018	225,325
Total current assets	3,393,961	1,097,924
Right-of-use asset	99,989	120,452
Intangible assets, net	828,770	821,931
Security deposit	8,582	8,582
TOTAL ASSETS	$4,331,302	$2,048,889
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$1,017,347	$667,272
Current portion of operating lease liability	43,405	40,660
Total current liabilities	1,060,752	707,932
Operating lease liability, net of current portion	58,041	80,376
Deferred revenue	1,438,013	1,438,013
TOTAL LIABILITIES	2,556,806	2,226,321
Commitments and contingencies (Note 9)
STOCKHOLDERS’ EQUITY (DEFICIT)
Common Stock, $0.0001 par value, 20,000,000 shares authorized at June 30, 2025 and December 31, 2024, 14,011,413 and 13,422,845 shares issued at June 30, 2025 and December 31, 2024, respectively	1,401	1,342
Additional paid-in capital	23,185,396	19,017,239
Subscription receivable	(647,316)	—
Accumulated deficit	(20,764,985)	(19,196,013)
Total stockholders’ equity (deficit)	1,774,496	(177,432)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$4,331,302	$2,048,889

See accompanying notes to condensed consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Operating expenses:
General and administrative	$1,303,846	$286,198	$1,679,591	$712,260
Research and development	62,678	73,982	71,937	82,907
Total operating expenses	1,366,524	360,180	1,751,528	795,167
Loss from operations	(1,366,524)	(360,180)	(1,751,528)	(795,167)
Other income:
Interest income	5,134	8,244	10,296	16,330
Other income	120,975	—	172,260	—
Total other income	126,109	8,244	182,556	16,330
NET LOSS	$(1,240,415)	$(351,936)	$(1,568,972)	$(778,837)
Basic and diluted net loss per common share	$(0.09)	$(0.03)	$(0.12)	$(0.06)
Weighted average common shares outstanding, basic and diluted	13,743,900	13,249,555	13,602,173	13,248,398

See accompanying notes to condensed consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT)
(UNAUDITED)

						Total
	Common Stock		Additional	Subscription	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity (Deficit)
As at December 31, 2024	13,422,845	$1,342	$19,017,239	$—	$(19,196,013)	$(177,432)
Issuance of common stock under Regulation Crowdfunding, net of issuance costs	107,986	11	777,792	—	—	777,803
Issuance of common stock under Regulation A+, net of issuance costs	41,805	4	280,488	(247,234)	—	33,258
Issuance of common stock under Regulation D, net of issuance costs	387,734	39	2,735,863	(400,082)	—	2,335,820
Issuance of stock in exchange for advisory services	27,233	3	249,997	—	—	250,000
Issuance of common stock upon exercise of warrants	23,810	2	236	—	—	238
Stock-based compensation expense	—	—	123,781	—	—	123,781
Net loss	—	—	—	—	(1,568,972)	(1,568,972)
As at June 30, 2025	14,011,413	$1,401	$23,185,396	$(647,316)	$(20,764,985)	$1,774,496

						Total
	Common Stock		Additional	Subscription	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity (Deficit)
As at December 31, 2023	13,247,241	$1,324	$17,512,042	$—	$(17,427,598)	$85,768
Issuance of common stock under Regulation Crowdfunding, net of issuance costs	52,069	5	306,707	—	—	306,712
Stock-based compensation expense	—	—	64,952	—	—	64,952
Net loss	—	—	—	—	(778,837)	(778,837)
As at June 30, 2024	13,299,310	$1,329	$17,883,701	$—	$(18,206,435)	$(321,405)

See accompanying notes to condensed consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(1,568,972)	$(778,837)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	24,912	22,988
Stock-based compensation expense	123,781	64,952
Common stock issued in exchange for services	250,000	—
Non-cash operating lease expense	873	(396)
Changes in operating assets and liabilities:
Prepaids and other current assets	21,307	1,930
Accounts payable and accrued expenses	350,075	134,860
Net cash used in operating activities	(798,024)	(554,503)
Cash flows from investing activities:
Purchases of intangible assets	(31,751)	(48,183)
Net cash used in investing activities	(31,751)	(48,183)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	3,147,119	306,712
Net cash provided by financing activities	3,147,119	306,712
Net increase (decrease) in cash and cash equivalents	2,317,344	(295,974)
Cash and cash equivalents at beginning of the period	872,599	1,180,997
Cash and cash equivalents at end of the period	$3,189,943	$885,023

See accompanying notes to condensed consolidated financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.	NATURE OF OPERATIONS

Global Health Solutions Inc. dba Turn Therapeutics (hereinafter referred to as the “Company”, “we”, “us” or “our”), a Delaware Corporation, was initially formed on January 6, 2015, as Global Health Solutions, LLC, a Delaware limited liability company. On October 12, 2018, Global Health Solutions, LLC converted to a Delaware corporation under the name Global Health Solutions, Inc. dba Turn Therapeutics. On March 17, 2020, we organized a wholly-owned subsidiary, Turn Consumer LLC, a Delaware limited liability company. The Company’s headquarters are located in Westlake Village, California.

The Company is a clinical-stage biopharmaceutical company pioneering drug and device research, development and commercialization with focus on eczema and onychomycosis and other broader indications in the related field.

2.	BASIS OF PRESENTATION, PRINCIPLES OF CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) applicable to interim financial information and pursuant to the instructions of the Securities and Exchange Commission (SEC) on Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Further, the results of our operations for any interim periods are not necessarily indicative of the results that may be expected for any other interim period or the full fiscal year. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation have been included. The condensed consolidated balance sheet as of December 31, 2024, has been derived from our audited consolidated financial statements but does not include all disclosures required by U.S. GAAP. Because all of the disclosures required by U.S. GAAP for complete financial statements are not included herein, these unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Company’s Audited Annual Financial Statements.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Liquidity and Going Concern

As of June 30, 2025, we had approximately $3.19 million of cash and cash equivalents and working capital of approximately $2.33 million. We have a relatively limited operating history, and the revenue and income potential of our business and market are unproven. We have experienced net losses and negative cash flows from operations since inception and, as of June 30, 2025, we had an accumulated deficit of $20.76 million. During the six months ended June 30, 2025, we incurred a net loss of $1.57 million and had negative cash flows from operations of $0.79 million. We will continue to incur costs and expenses related to our ongoing operations until we successfully commercialize, develop, obtain regulatory approval for and gain market acceptance of products and product candidates and achieve revenues adequate to support our operations.

From inception through June 30, 2025, we have funded our operations primarily with proceeds from the sale of common stock, including through exempt offerings under Regulation Crowdfunding, Regulation A+ and Regulation D, as well as through proceeds from license and collaboration agreements. Based on our current operating plan, we estimate that our cash and cash equivalents as of June 30, 2025 will be sufficient to fund our operating expenses and research and development expenditure requirements into the fourth quarter of 2025. We have based this estimate on assumptions that may prove to be wrong, and could deplete our capital resources sooner than we currently expects. Our capital resources may not be sufficient to fund operations through at least the next 12 months from the date that these unaudited condensed consolidated financial statements as of June 30, 2025 are issued based on our expected cash needs, which raises substantial doubt about our ability to continue as a going concern.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As we continue to pursue our business plan, we expect to finance our operations through potential public or private equity offerings, debt financings or other capital sources, including current or potential future collaborations, licenses and other similar arrangements. However, there can be no assurance that any additional financing or strategic arrangements will be available to us on acceptable terms, if at all. If events or circumstances occur such that we are not able to obtain additional funding, it may be necessary to significantly reduce our scope of operations to reduce the current rate of spending through actions such as reductions in staff and the need to delay, limit, reduce or terminate product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourself, which could have a material adverse effect on the our business, results of operations or financial condition.

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, those relating to stock-based compensation, revenue recognition, research and development expenses and determination of right-of-use assets under lease transactions and related lease obligations. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may materially differ from these estimates and assumptions.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and cash equivalents. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We have not experienced any losses in such accounts, and management believes that we are not exposed to significant credit risk due to the nature of the instruments held in the depository institutions. As of June 30, 2025 and December 31, 2024, cash and cash equivalents exceeded FDIC insured limits by approximately $2.66 million and $0.34 million, respectively.

The majority of our accounts payable and accrued expenses is concentrated with two vendors having balances of approximately $181.49 thousand and $164.05 thousand which represents approximately 34% of our accounts payable and accrued expenses as of June 30, 2025. The amount owed to these vendors as of December 31, 2024 was approximately $291.00 thousand and $144.00 thousand, which represents approximately 65% of our accounts payable and accrued expenses.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be highly liquid investments with maturities of three months or less at the date of purchase. Cash equivalents primarily represent funds invested in readily available money market accounts. As of June 30, 2025 and December 31, 2024, we had cash balances of approximately $2.68 million and $0.37 million, respectively, and cash equivalents balances of approximately $0.51 million and $0.50 million, respectively, deposited at multiple major financial institutions.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. We manage our operations as a single reportable segment for the purposes of assessing performance and making operating decisions.

Stock-Based Compensation

We account for stock-based compensation for both employees and non-employees in accordance with ASC 718, Compensation — Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price we would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy or levels that prioritizes the inputs to valuation techniques used to measure fair value. These levels, in order of the highest to lowest priority, are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable (i.e. supported by little or no market activity).

Comprehensive Loss

We have no components of other comprehensive loss other than net loss, and accordingly, our comprehensive loss is equivalent to our net loss for the periods presented.

Net Loss Per Share

We calculate basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock and common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The Company’s potentially dilutive securities, including outstanding stock options under the Company’s equity incentive plans and 2022 warrants, have been excluded from the computation of diluted net loss per share as their inclusion would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss position.

Emerging Growth Company Status

We qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not an EGC. We may take advantage of these exemptions until we are no longer an EGC under Section 107 of the JOBS Act and we have elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, our unaudited condensed consolidated financial statements may not be comparable to companies that comply with public company FASB standards’ effective dates.

Recently Adopted Accounting Principles

In November 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods for the fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. We adopted the guidance in the fiscal year beginning January 1, 2024.

Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this guidance on our condensed consolidated financial statements.

In November 2024, the FASB issued ASU No 2024-03 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses (“ASU 2024-03”), which is intended to require more detailed disclosures about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. We are currently evaluating the impact of this new guidance on our condensed consolidated financial statements.

Although there were several other new accounting pronouncements issued or proposed by the FASB, we do not believe any of those accounting pronouncements have had or will have a material impact on our financial position or operating results.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

3.	FAIR VALUE MEASUREMENTS

The following table present the financial instruments carried at fair value on a recurring basis:

	As at June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$508,583	$—	$—	$508,583

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$498,286	$—	$—	$498,286

Cash equivalents include highly liquid investments in money markets with maturities of three months or less at the date of purchase.

The carrying amounts reflected in the condensed consolidated balance sheets for prepaid expenses, accounts payable and accrued expenses and other liabilities are shown at their historical values which approximate their fair values.

4.	CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Our amended and restated certificate of incorporation authorizes the issuance of up to 20,000,000 shares of Common Stock with a par value of $0.0001 per share. As of June 30, 2025 and December 31, 2024, 14,011,413 and 13,422,845 shares of our common stock were issued and outstanding, respectively.

2024 Crowdfunding Offering

In May 2024, we launched a crowdfunding campaign pursuant to Regulation Crowdfunding with StartEngine as our registered platform. We were offering Common Stock to accredited and non-accredited investors with an offering price of $9.18. The offering closed on March 15, 2025 and we sold 283,590 shares of our Common Stock with par value of $0.0001 against net proceeds of approximately $1.93 million, net of offering costs and platform fees.

2025 Regulation A+ Offering

On March 31, 2025, Securities and Exchange Commission qualified our Regulation A+ offering with StartEngine as our registered platform. We were offering Common Stock to accredited and non-accredited investors with an offering price of $11.26. The offering closed on June 27, 2025 and we sold 41,805 shares of our Common Stock with par value of $0.0001 against net proceeds of $33.26 thousand, net of offering costs and platform fees and a subscription receivable of approximately $247.23 thousand. In July 2025, subsequent to period end, we received $194.57 thousand in subscription receivable.

2025 Regulation D Offering

In March of 2025, our Board authorized a private offering pursuant to Regulation D. We were offering Common Stock to accredited with a minimum investment of $100,000, an offering price of $9.18 per share and certain warrants with exercise price of $0.01. The offering closed on June 27, 2025 and we issued 298,239 shares of our Common Stock with par value of $0.0001 against gross proceeds of approximately $2.34 million and subscription receivable as of June 30, 2025 of approximately $400.00 thousand. All the investors in this offering simultaneously exercised the warrants and we issued 89,495 shares of our Common Stock upon exercise of warrants against cash proceeds of $820 and subscription receivable as of June 30, 2025 of $82. The subscription receivable balance of approximately $400.09 thousand as of June 30, 2025 was received in July 2025, subsequent to period end.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Shares Issued in Exchange for Advisory Services

In March 2025, subsequent to year end, we engaged Clear Street LLC (“Clear Street”) as an exclusive financial advisor for certain services including advisory services with respect to listing of our Common Stock on a registered stock exchange. As part of the engagement, we issued 27,233 shares of our Common Stock to Clear Street against advisory services amounting to $250,000. The related expense was recorded as period cost in general and administrative expenses.

Warrant Grants, Exercises, Expirations and Modifications

In 2017, we issued warrants to a certain investor to purchase 23,810 Common Stock in the Company at an exercise price of $0.01. Upon conversion to a Corporation in 2018, the warrants were amended to purchase 23,810 shares of Common Stock with all other terms and conditions being unchanged. In May 2025, the warrants were exercised by the holder and we issued 23,810 shares of our Common Stock against proceeds of approximately $238.

In 2022, we issued warrants to a certain party, as success fee for issuance and conversion of convertible notes, to purchase 20,062 of our Common Stock at an exercise price of $6.50.

During the period ended June 30, 2025, new warrants were granted pursuant to our private offering under Regulation D and all of the warrants granted were exercised by the investors. The fair value of the warrants was estimated on the grant date using the Black-Scholes option pricing model (the “Valuation Model”) and the related expense was recognized as equity issuance cost on the grant date as the warrants did not have a vesting period.

As of June 30, 2025, and December 31, 2024, there were 20,062 and 43,872 warrants outstanding and expected to vest to purchase Common Stock, respectively.

As of June 30, 2025, the following common stock warrants were outstanding:

Number of Common Shares underying warrants	Exercise price per share	Expiration date
20,062	$6.50	July 29, 2029

The weighted average exercise price of all outstanding warrants as of June 30, 2025 is $6.50 and no outstanding warrants are subject to any down-round anti-dilution protection features. All outstanding warrants are exercisable by the holder only by payment in cash of the stated exercise price per share.

We evaluated the terms of the warrants issued and outstanding and determined that they should be classified as equity instruments within additional paid-in capital.

Share Purchase Agreement

In December 2024, we entered into a share purchase agreement with a certain investor for sale of our Common Stock of up to $75,000,000 (the “Aggregate limit”) contingent upon the Company achieving a public listing of its Common Stock. The agreement allows us to put Common Stock to the investor, within three (3) years from public listing, at 90% of the average daily closing price during the draw-down pricing period and the draw down amount not exceeding 300% of the average trading volume of 15 days immediately preceding the draw down exercise date. The agreement allows us to put restrictions on stock sales volume by investor, prohibitions on short selling by investor and us being able to set a threshold ‘floor’ price during draw-down periods. On the public listing date, we will issue a warrant to the investor granting the right to purchase our Common Stock representing 4% of the total equity interest. The investor is entitled to a 1% commitment fee of the Aggregate limit, either in cash or Common Stock within six (6) months from the public listing date. If the Company is sold in a private transaction, a fee of 1% of the total consideration received by the Company shall be paid to the investor.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

In April 2025, the Share Purchase Agreement was amended to increase the Aggregate Limit from $75,000,000 to $85,000,000 with the additional $10,000,000 available only via a day-one draw-down. Moreover, the draw-down pricing period for this day-one draw-down was reduced to 10 trading days with the investor having an option to shorten with a six (6) hour notice to the Company. The initial draw-down amount with reduced draw-down pricing period is capped at $10,000,000.

In August 2025, the Share Purchase Agreement was further amended to make changes to the registration rights of the investor and the timing of such registrations. This amendment did not materially change any key terms including the aggregate limit, the commitment fee, underlying warrants issuable under the agreement and the draw-down pricing and timing including the initial draw-down.

5.	STOCK-BASED COMPENSATION

Stock Option Plans

2018 Stock Option Plan

In 2018, the Board authorized the Stock Option Plan (which may be referred to as the “2018 Plan”). 1,000,000 shares of our Common Stock were originally reserved to be issued under the Plan and in July 2024, the Board amended the 2018 Plan to decrease the shares reserved to 754,467. As of June 30, 2025, no options to purchase shares of our common stock were available for grant and 754,467 shares of our common stock were outstanding under the 2018 Plan.

2024 Equity Incentive Plan

In 2024, the Board authorized a new equity incentive plan (which may be referred to as the “2024 Plan”). 445,533 shares of our Common Stock were reserved to be issued under the 2024 Plan, which provides for the grant of shares of stock options to employees, non-employee directors, and non-employee consultants. As of June 30, 2025, 328,893 options to purchase shares of our common stock were available for grant and 116,640 shares of our common stock were outstanding under the 2024 Plan.

The following table summarizes option activity for six months ended June 30, 2025:

		Weigheted	Weighted Average
		Average Exercise	Remaining	Aggregate
		Price per Share	Contractual Term	Intrinsic Value
	Options	(USD)	(Years)	(USD)
Outstanding at January 1, 2025	839,527	$4.56	4.60	$3,876,925
Granted	31,580	9.18	—	—
Excercised	—	—	—	—
Cancelled/expired	—	—	—	—
Outstanding at June 30, 2025	871,107	$4.73	4.30	$5,688,828
Excercisable at June 30, 2025	807,572	$5.10	4.30	$5,688,828

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Stock-Based Compensation Expense

We use the Black-Scholes option pricing model with the following assumptions to estimate the stock- based compensation expense:

	For Six Months Ended	For Six Months Ended
	June 30, 2025	June 30, 2024
Weighted-average risk-free interest rate	4.40% – 4.43%	—	*
Dividend yield	—	—	*
Expected holding period (years)	5.6	—	*
Weighted-average volatility	86.71%	—	*
Estimated forefeiture rates for options granted	—	—	*

*	No options were granted during the six months ended June 30, 2024.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The dividend yield assumption for options granted is based on our history and expectation of dividend payouts. We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Due to lack of historical exercise data, the expected holding period for employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

We determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s Common Stock. We will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that our Common Stock has enough market history to use historical volatility.

We estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock based compensation expense for the six months period ended June 30, 2025 and 2024 was $123,781 and $64,952, respectively which was recognized in general and administrative expenses. As of June 30, 2025, the unrecognized stock-based compensation expense was $409,255 which is expected to be recognized over a weighted-average period of approximately 2.2 years.

6.	INCOME TAXES

We had no current or deferred federal and state income tax expense or benefit for the periods presented, because we generated net operating losses, and currently we do not believe it is more likely than not that the net operating losses will be realized. We have evaluated the positive and negative evidence bearing upon the realizability of the Company’s net deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of the net deferred tax assets. As a result, the Company has recorded a full valuation allowance for the periods presented.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

7.	LICENSING AGREEMENTS

The following table presents changes in the balances of contract liabilities related to strategic collaboration agreements during the period ended June 30, 2025:

	As at			As at
	December 31, 2024	Additions	Deductions	June 30, 2025
Contract liabilities:
Deferred revenue	$1,438,013	$—	$—	$1,438,013

MiMedx Agreement

In 2022, we entered into a licensing and distribution agreement with MiMedx Group Inc. (NASDAQ: MDXG, hereinafter referred to as “MiMedx”) wherein we granted MiMedx rights and licenses to our IP, technologies and biomaterials related to FleX product and other additional products (“additional products”) to be developed using the same IP, technologies and biomaterials in the field of wound care, burn care and surgical care.

Under the MiMedx Agreement, we granted MiMedx an exclusive license to develop and commercialize FleX in United States, Australia, Canada, Japan, Kuwait, New Zealand, Saudi Arabia, Singapore, South Korea, Taiwan and UAE (collectively called the “Territory”) and certain non-exclusive rights to trademarks in the Territory. We retain exclusive development and commercialization rights for FleX outside the Territory with MiMedx having the right-of-first refusal.

We have received $1,000,000 milestone payment which was due upon signing of the license agreement and $450,000 as part of the “Letter of Intent”. The $450,000 received is to be adjusted from the next milestone payment due upon later of: i. marketing approval from the FDA, ii. MiMedx entering into a supply agreement, or iii. our completion of the regulatory and quality activities. We have concluded that our primary obligation under the contract has not been satisfied and therefore, the amounts received have been recorded as deferred revenue in the condensed consolidated balance sheets presented.

We are responsible for overseeing, monitoring and coordinating all regulatory actions, communications and filings with, and submissions to the Federal Drug Administration (“FDA”) with respect to initial marketing approval.

Under the terms of the MiMedx Agreement, MiMedx paid us non-refundable $450,000 during the letter-of-intent phase and an upfront license payment of $1,000,000. Additionally, upon successful development and commercialization of Flex in the Territory, we are eligible to receive milestone payments of up to $69,550,000 and $1,000,000 for each additional product developed and commercialized. Furthermore, we are eligible to receive royalty payments on a country-by-country basis based on net sale for the later of ten years or the expiration of patent or regulatory exclusivity in the jurisdiction.

We have determined that we have one combined performance obligation under the agreement which primarily includes knowledge and bio-materials transfer to MiMedx, assisting and coordinating the regulatory approvals with the FDA and ongoing access and upkeep of intellectual property during the term of the agreement and related development and regulatory services. Development and commercialization milestones were not considered probable at inception and therefore were excluded from the initial transaction price. The royalties were excluded from the initial transaction price because they relate to a license of intellectual property and are subject to the royalty constraint.

We recognize revenue as the combined performance obligation is satisfied over time using an output method. Significant management judgment is required to determine the level of effort attributable to the performance obligation included in the MiMedx Agreement and the period over which we expect to complete our performance obligation under the arrangement. The performance period or measure of progress was estimated at the inception of the arrangement and is re-evaluated in subsequent reporting periods. This re-evaluation may shorten or lengthen the period over which we recognize revenue. Due to unpredictable outcomes and timelines of the FDA approval process which cannot be reasonably estimated, we have deferred all revenues under the MiMedx Agreement and no revenue has been recognized during the periods presented and the aggregate amount of the transaction price allocated to the remaining performance obligation (deferred revenue) is $1,438,013 which will be recognized as revenue as our performance obligation is satisfied.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

8.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic and diluted net loss per share was calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Numerator:
Net loss attributable to common stockholders	$(1,240,415)	$(351,936)	$(1,568,972)	$(778,837)
Denominator:
Weighted-average common shares outstanding, basic and diluted	13,743,900	13,249,555	13,602,173	13,248,398
Net loss per share attributable to common stockholders, basic and diluted	$(0.09)	$(0.03)	$(0.12)	$(0.06)

Our potentially dilutive securities, which include or have included outstanding stock options and certain warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

We excluded the following from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	As at June 30,
	2025	2024
Oustanding options under the Company’s Amended and Restated 2018 Stock Option Plan	754,467	754,467
Oustanding options under the Company’s 2024 Stock Option Plan	116,640	—
Outstanding 2022 warrants	20,062	20,062
	891,169	774,529

9.	COMMITMENTS, CONTINGENCIES, GUARANTEES & INDEMNIFICATIONS

Contractual Commitments

We enter into contracts in the normal course of business with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), academic institutions and other third parties for preclinical and clinical research studies, testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon prior written notice, although purchase orders for preclinical materials are generally non-cancellable or have cancellation penalties. Payments due upon cancellation consist primarily of payments for services provided or expenses incurred, including non- cancellable obligations from the Company’s service providers, up to the date of cancellation or upon the completion of a manufacturing run.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Litigation and Claims

From time to time, we may be party to litigation, arbitration, claims or other legal proceedings in the course of our business. The outcome of any such legal proceedings, regardless of the merits, is inherently uncertain. In addition, litigation and related matters are costly and may divert the attention of our management and other resources that would otherwise be engaged in other activities. If we were unable to prevail in any such legal proceedings, our business, results of operations, liquidity, and financial condition could be adversely affected.

Indemnifications Obligations

The Company has entered into indemnification agreements with its officers and directors that require the Company to indemnify such individuals for certain events or occurrences while each such officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential future payments the Company could be required to make is, in many cases, unlimited. The Company has directors’ and officers’ liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts to be paid.

10. SEGMENT REPORTING

Our Chief-operating decision maker (“CODM”) is our Chief Executive Officer. The CODM uses net loss, as reported on our condensed consolidated statements of operations, in evaluating performance and determining how to allocate resources. The CODM does not review assets in evaluating the results and therefore, such information is not presented.

The following table provides the segment expenses and incomes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Operating Expenses
Personnel-related expenses	$(197,155)	$(158,528)	$(390,099)	$(360,586)
Research and development expenses	(62,678)	(73,982)	(71,937)	(82,907)
Legal, professional and consulting expenses	(997,864)	(54,073)	(1,067,729)	(193,908)
Corporate expenses	(108,827)	(73,597)	(221,763)	(157,766)
Other Income
Other segment income	126,109	8,244	182,556	16,330
Segment net loss	$(1,240,415)	$(351,936)	$(1,568,972)	$(778,837)

Other segment income includes total other income, net on the condensed consolidated statements of operations.

11. SUBSEQUENT EVENTS

We have evaluated subsequent events from June 30, 2025 through August 29, 2025, which is the date these unaudited condensed consolidated financial statements were available to be issued, and have identified the following material events and transactions that occurred:

In July 2025, subsequent to period end, we received $400.09 thousand subscription receivable from our Regulation D offering and $194.57 thousand subscription receivable from our Regulation A+ offering.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. This legislation includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of  interpretive guidance. We are assessing the legislation and its effect on our condensed consolidated financial statements.

In August 2025, the Share Purchase Agreement (Note 4) was further amended to make changes to the registration rights of the investor and the timing of such registrations. This amendment did not materially change any key terms including the aggregate limit, the commitment fee, underlying warrants issuable under the agreement and the draw-down pricing and timing including the initial draw-down.

ITEM 4. INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation*

2.2	Amended and Restated Bylaws*

4	Form of Subscription Agreement*

6.1	Escrow Services Agreement*

* Filed as exhibits to the company’s Form 1-A (File No. 024-12562)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 22, 2025.

GLOBAL HEALTH SOLUTIONS, INC., dba Turn Therapeutics

By:	/s/ Bradley Burnam
	Name:	Bradley Burnam
	Title:	Chief Executive Officer

Pursuant to the requirements of the Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bradley Burnam	Chief Executive Officer and Director	September 22, 2025
Bradley Burnam	(principal executive officer)

Interim Chief Financial Officer and
/s/ Zuraiz Chaudhary	Chief Accounting Officer
Zuraiz Chaudhary	(principal financial officer and principal	September 22, 2025
accounting officer)